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                                                                    EXHIBIT 99.4


[BALDWIN PIANO & ORGAN COMPANY LETTERHEAD]


FOR IMMEDIATE RELEASE


CONTACTS: Joel Pomerantz or                                         NEWS RELEASE
          Ken DiPaola
          The Dilenschneider Group
          (212)922-0900

                     BALDWIN PIANO NAMES NEW EXECUTIVE V.P.
                TO OVERSEE OPERATIONS AT COMPANY'S PIANO PLANTS

   LOVELAND, Ohio, October 27, 1997 -- The Baldwin Piano & Organ Company (NASDAQ:BPAO) today announced the appointment of Randolph Marks as executive vice president, piano operations, a new position. Mr. Marks, 46, will supervise all manufacturing activities at Baldwin's piano plants in the U.S. and Mexico.

   Commenting on the appointment, Karen L. Hendricks, chairman, chief executive officer and president, said: "We are fortunate to have attracted Mr. Marks away from his consulting firm to work full-time for Baldwin. Randy is well-equipped to achieve our manufacturing goals. As Baldwin's chief manufacturing consultant for the past 18 months, he has been a driving force in our plant revitalization initiative since its inception. He also brings a level of knowledge and experience in international markets that will be invaluable as the company moves more aggressively into the export trade."

   For the last 15 years, Mr. Marks served as the managing director of InterAmerican Holdings Co., (IAH), a diversified consulting organization with expertise in manufacturing and operational restructuring and international market development. During his tenure with IAH, Mr. Marks provided senior-level advisory work to companies as diverse as Louisiana Pacific, Ace Hardware, Thomas Built Bus, and Packaging Corporation of America.

   Mr. Marks was also co-founder, with Imperial Corporation of America, of InterAmerican Partners I, the first investment fund dedicated to the acquisition of labor intensive, low-skill manufacturing companies. He personally managed the acquisition of the Eric Morgan Co. and Countess York, both home furnishing manufacturers.

     The Baldwin Piano & Organ Company's Music Division makes and markets America s best selling acoustic pianos under the Baldwin, Wurlitzer, and Chickering brand names, as well as the Pianovelle(R) line of digital pianos and Baldwin's newest product, the computerized ConcertMaster(R) player piano system. Baldwin also provides its dealers with retail consumer financing through Keyboard Acceptance Corporation and produces electronic parts and components for original equipment manufacturers through Baldwin's Special Products Division.

   Baldwin currently employs some 1,400 workers at six locations, including corporate headquarters in Loveland, Ohio, and five manufacturing facilities in Arkansas, Mississippi, and Mexico.


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